UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ILOG S.A.
(Name of Subject Company (Issuer))

CITLOI S.A.S.
(Offeror)
An indirect wholly-owned subsidiary of
INTERNATIONAL BUSINESS MACHINES CORPORATION
(Parent of Offeror)
(Names of filing persons (identifying status as offeror, issuer or other person))

Ordinary Shares,
nominal value €1.00 per Ordinary Share
and
American Depositary Shares,
each representing one Ordinary Share
(Title of Class of Securities)

FR0004042364
452360100
(CUSIP Number of Class of Securities)

Andrew Bonzani, Esq.
Vice President, Assistant General Counsel and Secretary
International Business Machines Corporation
Armonk, New York 10504
(914) 499-1900
(Name, address and telephone numbers of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London, EC2Y 9HR, England
011 44 207 453 1000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
U.S.$34,521,598	U.S.$1,357

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated on the basis of (i) the offer price of (a) €10.00 for each of the 1,955,638 American Depositary Shares outstanding; (b) €10.00 for each of the 532,536 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); (c) €0.50 for each of the 16,000 2003 warrants no1 held by U.S. holders; (d) €0.50 for each of the 8,000 2003 warrants no2 held by U.S. holders; (e) €0.65 for each of the 30,000 2004 warrants held by U.S. holders; (f) €0.50 for each of the 32,000 2005 warrants held by U.S. holders; (g) €0.83 for each of the 32,000 2006 warrants held by U.S. holders; and (h) €1.93 for each of the 16,000 2007 warrants held by U.S. holders, and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 3, 2008) of U.S.$1.3816 for one euro. The number of American Depositary Shares outstanding, and the number of ordinary shares and warrants held by U.S. holders, is based on information provided to the Offeror by ILOG S.A.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 6 for the fiscal year 2008, equals U.S.$39.30 per U.S.$1,000,000 of transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: U.S.$1,357	Filing Party: International Business Machines Corporation
Form or Registration No.: Schedule TO	Date Filed: October 14, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement under cover of Schedule TO (the “Schedule TO”) originally filed on October 14, 2008 by International Business Machines Corporation, a New York corporation (“Parent”), and its indirect wholly-owned subsidiary, CITLOI S.A.S., a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”). The Schedule TO relates to the offer by CITLOI S.A.S. to acquire for cash all outstanding ordinary shares of ILOG S.A., a société anonyme organized under the laws of the Republic of France (“ILOG”), nominal value €1.00 (“Shares”), including Shares held in treasury by ILOG or its subsidiaries and Shares represented by American Depositary Shares (“ADSs”), including any dividend payable for the fiscal year ended June 30, 2008, as well as all outstanding warrants issued by ILOG (“Warrants”), through concurrent offers in the United States (the “U.S. Offer”) and in France (the “French Offer” and, together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to acquire all outstanding Shares and Warrants held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), as well as all outstanding ADSs held by holders wherever located, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated October 14, 2008 (the “U.S. Offer to Purchase”), the ADS letter of transmittal (the “ADS Letter of Transmittal”), and the forms of acceptance for Shares and Warrants (the “Forms of Acceptance”), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(F) and (a)(1)(I) to the Schedule TO, respectively. This Amendment No. 1 to the Schedule TO is being filed on behalf of Parent and Purchaser. Capitalized terms used and not defined in this Amendment No. 1 have the same meanings as in the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Amendments to the U.S. Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:

(a) The “TABLE OF CONTENTS” of the U.S. Offer to Purchase is hereby amended by deleting the word “Certain” from the Item titled “Certain United States Federal and French Income Tax Considerations” and replacing it with the word “Material.”

(b) The “SUMMARY TERM SHEET” of the U.S. Offer to Purchase is hereby amended by deleting the words “Certain United States Federal and French Income Tax Considerations” in the third paragraph on page vii of the U.S. Offer to Purchase and replacing it with the words “Material United States Federal and French Income Tax Considerations.”

(c) The “INTRODUCTION” of the U.S. Offer to Purchase is hereby amended by deleting the words “Certain United States Federal and French Income Tax Considerations” in the second paragraph on page 2 of the U.S. Offer to Purchase and replacing it with the words “Material United States Federal and French Income Tax Considerations.”

(d) The “INTRODUCTION” of the U.S. Offer to Purchase is hereby amended by deleting the second full paragraph on page 4 of the U.S. Offer to Purchase and replacing it with the following:

“Material U.S. Federal and French income tax consequences of the sale of Shares, ADSs or Warrants are described in Section 6 of this Offer to Purchase.”

(e) Section 5 (“Certain Information Regarding ILOG”) of the U.S. Offer to Purchase is hereby amended by deleting the last full paragraph of such section on pages 13-14 of the U.S. Offer to Purchase and replacing it with the following:

“Available Information.  Shares and ADSs are registered under the Exchange Act and, accordingly, ILOG is subject to the information and reporting requirements of the Exchange Act applicable to foreign private issuers and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information should be available for inspection at the public reference room at the Commission’s office at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the Commission’s public reference room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.”

(f) Section 6 (“Certain United States Federal and French Income Tax Considerations”) of the U.S. Offer to Purchase is hereby amended by deleting the title of such section on page 14 of the U.S. Offer to Purchase and replacing it with the following:

“Material United States Federal and French Income Tax Considerations”

(g) Section 6 (“Certain United States Federal and French Income Tax Considerations”) of the U.S. Offer to Purchase is hereby amended by deleting the first sentence in the first paragraph of such section on page 14 of the U.S. Offer to Purchase and replacing it with the following:

“The following is a general summary of material U.S. Federal and French income tax consequences of a sale of Securities for cash pursuant to this Offer and, if applicable, any subsequent squeeze-out transaction.”

(h) Section 6 (“Certain United States Federal and French Income Tax Considerations”) of the U.S. Offer to Purchase is hereby amended by deleting the first sentence in the fourth paragraph of such section on page 14 of the U.S. Offer to Purchase.

Amendments to the ADS Letter of Transmittal

The ADS Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the ADS Letter of Transmittal, are hereby amended and supplemented by deleting the words “THE TENDER OFFER — 6. Certain United States Federal and French Income Tax Considerations” in the third paragraph on page 13 of the ADS Letter of Transmittal and replacing it with the words “THE TENDER OFFER — 6. Material United States Federal and French Income Tax Considerations.”

Amendments to the Form of Acceptance for Shares

The Form of Acceptance for Shares and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Form of Acceptance for Shares, are hereby amended and supplemented by deleting the words “THE TENDER OFFER — 6. Certain United States Federal and French Income Tax Considerations” in the last paragraph on page 8 of the Form of Acceptance for Shares and replacing it with the words “THE TENDER OFFER — 6. Material United States Federal and French Income Tax Considerations.”

Amendments to the Form of Acceptance for Warrants

The Form of Acceptance for Warrants and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Form of Acceptance for Warrants, are hereby amended and supplemented by deleting the words “THE TENDER OFFER — 6. Certain United States Federal and French Income Tax Considerations” in the fifth paragraph on page 7 of the Form of Acceptance for Shares and replacing it with the words “THE TENDER OFFER — 6. Material United States Federal and French Income Tax Considerations.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citloi S.A.S.
By	/s/ Gregory C. Bomberger
Name: Gregory C. Bomberger
Title: Authorized Signatory
Date: November 5, 2008
International Business Machines Corporation
By	/s/ Andrew Bonzani
Name: Andrew Bonzani
Title: Vice President, Assistant General Counsel and Secretary
Date: November 5, 2008

Exhibit	Exhibit Name
(a)(1)(A)	U.S. Offer to Purchase dated October 14, 2008.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*
(a)(1)(F)	Form of Acceptance for Shares.*
(a)(1)(G)	Technical Notice to French Financial Intermediaries and U.S. Custodians.*
(a)(1)(H)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(I)	Form of Acceptance for Warrants.*
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued by Parent and ILOG on July 27, 2008 (incorporated herein by reference to the Schedule TO-C filed by Parent on July 27, 2008).*
(a)(5)(B)	Press Release issued by Parent on October 14, 2008.*
(a)(5)(C)	Summary Advertisement as published in The Wall Street Journal on October 14, 2008.*
(b)	Not applicable.
(d)(1)	Memorandum of Understanding between Parent and ILOG dated July 27, 2008.*
(d)(2)	Letter Agreement between Parent and ILOG dated June 19, 2008.*
(d)(3)	Confidentiality Agreement between Parent and ILOG dated November 30, 2006.*
(d)(4)	Undertaking to tender between Parent and INRIA—Transfert dated July 27, 2008.*
(d)(5)	Undertaking to tender between Parent and SAP AG dated July 27, 2008.*
(g)	None.
(h)	None.

* Previously filed on October 14, 2008.